UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                    -----------------------------

                            SCHEDULE 13D
                           (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                    (Amendment No. ___________)*

                           Agritope, Inc.
        -----------------------------------------------------
                          (Name of issuer)

               Common Stock, $.01 par value per share
        -----------------------------------------------------
                   (Title of class of securities)

                              00855D107
        -----------------------------------------------------
                           (CUSIP Number)

                           Pierre Lefebvre
                        Vilmorin Clause & Cie
                               B.P. 1
                        63720 Chappes, France
                        011-33-4-73-63-43-72

                           with a copy to:
                       Piper & Marbury L.L.P.
                     1251 Avenue of the Americas
                    New York, New York 10020-1104
                 Attention: Garry P. McCormack, Esq.
                            212-835-6210
            ---------------------------------------------
      (Name, address and telephone number of person authorized
               to receive notices and communications)

                         September 28, 1999
        -----------------------------------------------------
       (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00855D107               13D                    Page 2 of 12 Pages

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Vilmorin Clause & Cie
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                   (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       839,285

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       0
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        839,285
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 0
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     839,285
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*    | |


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.6%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
---------------------------------------------------------------------------
                 SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 00855D107               13D                    Page 3 of 12 Pages

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Groupe Limagrain Holding S.A.
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                    (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       839,285

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       0
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        839,285
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 0
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     839,285
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*    | |


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.6%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
---------------------------------------------------------------------------
                 SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 00855D107            13D                  Page 4 of 12 Pages

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Societe Cooperative Agricole Limagrain
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                    (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       839,285

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       0
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        839,285
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 0
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     839,285
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*    | |


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.6
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, OO
---------------------------------------------------------------------------
                 SEE INSTRUCTIONS BEFORE FILLING OUT*

Item 1.    Security and Issuer

      This Schedule 13D is filed to reflect information required by Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, $.01 par value per share (the "Common Stock"), of Agritope, Inc., a Delaware corporation ("Agritope"). Agritope's principal executive offices are located at 16160 SW Upper Boones Ferry Road, Portland, Oregon 97224-7744.

      None of the persons filing this Schedule 13D is a direct owner of any shares of Common Stock. All shares of Common Stock that are the subject of this
Schedule 13D are indirectly beneficially owned by virtue of Vilmorin Clause & Cie's record ownership of shares of Agritope's Series A Convertible Preferred Stock (the "Series A Preferred Stock"), each share of which is convertible into Common Stock at any time at the election of the holder. Each share of Series A Preferred Stock is convertible into one share of Common Stock, subject to adjustment upon the occurrence of certain events.

Item 2.  Identity and Background

     (a), (b), (c), (f) This Schedule 13D is filed by each of Vilmorin Clause & Cie, Groupe Limagrain Holding S.A. and Societe Cooperative Agricole Limagrain.

      Vilmorin Clause & Cie ("Vilmorin") is a French societe anonyme. The address of Vilmorin's principal business is B.P. 1, 63720 Chappes, France, and the address of its registered office is 4 Quai de la Megisserie, 75001 Paris, France. Vilmorin's principal business is the worldwide production, development and commercialization of garden and vegetable seeds and other agricultural products and the management of its subsidiaries.

      Groupe Limagrain Holding S.A. ("Groupe Limagrain"), the holder of approximately 60% of the shares of Vilmorin, is a French societe anonyme with its principal business and registered office located at B.P. 1, 63720 Chappes, France. Groupe Limagrain's principal business is to acquire shares of companies in which it takes an interest and to coordinate and develop the activities of its subsidiaries.

     Societe Cooperative Agricole Limagrain (the "Cooperative"), the holder of all of the shares of Groupe Limagrain and approximately 10% of the shares of Vilmorin, is a French agricultural cooperative with its principal business and principal office located at B.P. 1, 63720 Chappes, France. The Cooperative, with its subsidiaries, is one of the largest seed companies in the world, and its principal business is the production of seeds for grains, corn, garden vegetables and oil producing plants.

      The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Vilmorin, Groupe Limagrain and the Cooperative is set forth on the attached Schedule I.

      (d) During the last five years, none of Vilmorin, Group Limagrain or the Cooperative, nor to the best of their knowledge, any of their directors or executive officers, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of Vilmorin, Group Limagrain or the Cooperative, nor to the best of their knowledge, any of their directors or executive officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

      The responses to Items 4, 5 and 6 of this statement are incorporated herein by reference.

      On September 28, 1999, Vilmorin acquired 125,000 units of Agritope securities at a price of $20.00 per unit, or an aggregate purchase price of $2,500,000. Each unit consisted of four shares of Series A Preferred Stock and a warrant to purchase one share of Series A Preferred Stock.

      Pursuant to a letter agreement dated September 22, 1999 (the "Letter Agreement"), 37,500 of these units were purchased by Vilmorin on behalf of Hazera Quality Seeds Ltd., an Israeli corporation ("Hazera"). In anticipation of a certain joint venture transaction, and in consideration of the payment from Hazera to Vilmorin of $750,000, Vilmorin agreed to act as Hazera's trustee with respect to these 37,000 units and to transfer record ownership of the securities to Hazera on request. Vilmorin will return the $750,000 to Hazera and retain ownership of the Agritope securities if Vilmorin and Hazera do not reach agreement on the proposed joint venture.

      The foregoing description of the Letter Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Letter Agreement, all of which is incorporated herein by reference. The Letter Agreement is filed as Exhibit 99.2 hereto.

      The remaining $1,750,000 for the purchase of the units was provided from Vilmorin's internal resources and existing bank facilities.

Item 4.  Purpose of Transaction

      The responses to Items 3, 5 and 6 of this statement are incorporated herein by reference.

      Except for the securities held for Hazera and subject to transfer pursuant to the Letter Agreement described in Item 3 above, Vilmorin currently holds its interest in Agritope for investment purposes. Vilmorin intends to continuously review its position in Agritope and, depending on future evaluations of the business prospects of Agritope and on other developments, including but not limited to general economic and business conditions and stock market conditions, Vilmorin may retain or from time to time increase its holdings or dispose of all or a portion of its holdings in Agritope, subject to any applicable legal and contractual restrictions on its ability to do so, including the terms and conditions of the Unit Purchase Agreement (defined in Item 6 below).

      Except as set forth in this Schedule 13D, none of Vilmorin, Groupe Limagrain nor the Cooperative has any present plans or proposals which relate to or would result in: (a) any acquisition by any person of additional securities of Agritope, or any disposition of securities of Agritope, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Agritope or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of Agritope or any of its subsidiaries; (d) any change in the present board of directors or management of Agritope, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Agritope; (f) any other material change in Agritope's business or corporate structure; (g) any changes in Agritope's charter, by-laws or corresponding instruments or other actions which may impede the acquisition of control of Agritope by any person; (h) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Agritope; (i) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of Agritope; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

      The responses to Items 3, 4 and 6 of this statement are incorporated herein by reference.

     As of the date hereof, Vilmorin beneficially owns, and each of Groupe Limagrain and the Cooperative indirectly beneficially owns, an aggregate of 839,285 shares of Series A Preferred Stock, consisting of: (i) 214,285 shares of Series A Preferred Stock that Vilmorin purchased in connection with a research and development collaboration between Agritope and Vilmorin in December 1997;
(ii) 500,000 shares of Series A Preferred Stock that Vilmorin purchased pursuant to the Unit Purchase Agreement (defined in Item 6 below); and (iii) warrants (the "Warrants") to purchase an additional 125,000 shares of Series A Preferred Stock at any time prior to September 28, 2004 that Vilmorin also purchased pursuant to the Unit Purchase Agreement. Of these 839,285 shares of Series A Preferred Stock that Vilmorin holds or has a right to acquire, Vilmorin purchased 150,000 shares of Series A Preferred Stock and 37,500 warrants to purchase shares of Series A Preferred Stock on behalf of Hazera under the Letter Agreement.

      The shares of Series A Preferred Stock are convertible into shares of Common Stock pursuant to Section 6 of the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock of Agritope, Inc. (the "Certificate of Designation"), which sets forth a formula for determining the number of shares of Common Stock issuable, as at any date, upon conversion of the Series A Preferred Stock. Under the Certificate of Designation, each share of Series A Preferred Stock is currently convertible at the option of the holder into one share of Common Stock. Accordingly, the shares of Series A Preferred Stock owned by Vilmorin, together with the shares of Series A Preferred Stock issuable upon exercise of the Warrants, are currently convertible into 839,285 shares of Common Stock.

     Each of Vilmorin, directly, and Groupe Limagrain and the Cooperative, indirectly, has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 839,285 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock beneficially owned by Vilmorin. These 839,285 shares of Common Stock represent approximately 20.6% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and based on there being 4,069,858 shares of Common Stock outstanding as of July 31, 1999.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any securities of Agritope that are beneficially owned by Vilmorin, Group Limagrain or the Cooperative.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The responses to Items 3, 4 and 5 of this statement are incorporated herein by reference.

      Pursuant to the Unit Purchase Agreement, dated as of June 30, 1999, as amended by Amendment No. 1 thereto dated September 16, 1999, by and between Agritope and Vilmorin (the "Unit Purchase Agreement"), Vilmorin acquired 125,000 units Agritope securities for an aggregate purchase price of $2,500,000. Each unit consisted of four shares of Series A Preferred Stock and one five-year warrant to purchase one share of Series A Preferred Stock.

      Series A Preferred Stock has preemptive rights and the right to elect a director, but otherwise has rights substantially equivalent to Common Stock and is convertible at any time into shares of Common Stock on a share-for-share basis, subject to adjustment in the event of stock splits, reverse stock splits, stock dividends or other distributions involving the Common Stock. Holders of Series A Preferred Stock vote on an "as converted" basis with holders of Common Stock.

      So long as not less than 214,285 shares of Series A Preferred Stock are outstanding, the holders of Series A Preferred Stock are entitled to elect one director to the Agritope Board annually. Pierre Lefebvre, the Chief Executive Officer of Vilmorin, has been elected as the director representing the holders of Series A Preferred Stock. In addition, the holders of Series A Preferred Stock have equal voting rights with the holders of Common Stock, with the Series A Preferred Stock having the number of votes equal to the number of shares of Common Stock into which the Series A Preferred is then convertible. The holders of Series A Preferred Stock and Common Stock vote together as one class, except as otherwise required by law.

      The foregoing description of the Unit Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Unit Purchase Agreement, all of which is incorporated herein by reference. The Unit Purchase Agreement is filed as Exhibit 99.1 hereto.

Item 7.  Material to be Filed as Exhibits

      Exhibit 99.1 Unit Purchase Agreement, dated as of June 30, 1999, as amended by Amendment No. 1 thereto dated September 16, 1999, by and between Agritope and Vilmorin.

      Exhibit 99.2 Letter Agreement, dated as of September 22, 1999, between Vilmorin and Hazera.

      Exhibit 99.3 Joint Filing Agreement among Vilmorin, Groupe Limagrain and the Cooperative pursuant to Rule 13d-1(k).



              [REMAINDER OF PAGE INTENTIONALLY BLANK]

Signature

      After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated:  October 8, 1999

                                  VILMORIN CLAUSE & CIE



                                  By: _/s/__________________________
                                    Name:    Pierre Lefebvre
                                     Title:  CEO

                                  GROUPE LIMAGRAIN HOLDING S.A.



                                  By: _/s/__________________________
                                    Name:    Pierre Lefebvre
                                     Title:  Deputy CEO

                                  SOCIETE COOPERATIVE AGRICOLE
                                    LIMAGRAIN



                                  By: _/s/__________________________
                                    Name:    Pierre Pagesse
                                     Title:  President

Schedule I to Schedule 13D

      Set forth below are the name and present principal occupation or employment of each executive officer and director of Vilmorin, Groupe Limagrain and the Cooperative. Each individual listed below is a citizen of France and has a business address at B.P. 1, 63720 Chappes, France.

Directors and Executive Officers of
Vilmorin Clause & Cie

Name                      Present Principal Occupation or Employment

Directors

Andre Quinty              Farmer
Pierre Lefebvre           Deputy CEO, Groupe Limagrain
Raoul Faure               Farmer
Jean-Denis Poulet         Farmer
Gerard Renard             Farmer
Francois Deloche          Farmer


Executive Officers

Andre Quinty              President, Vilmorin
Pierre Lefebvre           CEO, Vilmorin; Deputy CEO, Groupe
                          Limagrain


Directors and Executive Officers of
Groupe Limagrain Holding S.A. and Societe Cooperative Agricole
Limagrain

Name                      Present Principal Occupation or Employment

Directors

Claude Agier              Farmer
Joel Arnaud               Farmer
Philippe Aymard           Farmer
Francois Deloche          Farmer
Christian Deschamps       Farmer
Raoul Faure               Farmer
Christian Cibert-Gothon   Farmer
Francois Heyraud          Farmer
Serge Lebreton            Farmer
Pierre Pagesse            Farmer
Laurent Petoton           Farmer
Jean-Denis Poulet         Farmer
Christian Puissauve       Farmer
Andre Quinty              Farmer
Gerard Renard             Farmer

 Executive Officers

 Alain Catala             CEO, Groupe Limagrain
 Daniel Cheron            Deputy CEO, Groupe Limagrain
 Pierre Lefebvre          Deputy CEO, Groupe Limagrain
 Jean-Louis Bernier       V.P. Administration/Organization/Control
 Bernard Chave            V.P. Human Resources
 Francoise Faure          V.P. Finance
 Jean-Christophe Gouache  V.P. Scientific Affairs
 Jean-Claude Guillon      V.P. Strategy/Development/Communication
 Claude Lescoffit         CEO, Limagrain Agro-Genetics
 Emmanuel Rougier         CEO, Mergers & Acquisitions
 Jean-Marc Salabay        CEO, Agro-Production Division

EX-99.1
Unit Purchase Agreement






                       UNIT PURCHASE AGREEMENT

                               Between

Agritope, Inc. ("Agritope")        Vilmorin Clause & Cie ("Purchaser")
16160 SW Upper Boones Ferry Rd.    Rue Limagrain
Portland, Oregon  97224            B.P. 1
Fax: (503) 670-7703                63720 Chappes
                                   France
                                   Fax (33) 473 63 40 04

Purchaser agrees to purchase, and Agritope agrees to sell, units (the "Units"), each Unit consisting of four (4) shares of Series A Preferred Stock, $.01 par value per share, of Agritope and one five-year warrant to purchase one (1) share of such Series A Preferred Stock at an exercise price of U.S.$7.00 per share, on the terms and conditions stated in this Unit Purchase Agreement:

1.    Number of Units:  83,333

2.    Total Purchase Price at U.S.$20.00 per Unit:  U.S.$1,666,660

3.    Domicile of Purchaser:  France
      (Country of organization, if a corporation or other entity; country of residence, if an individual.)

4.    Waiver  of  Preemptive  Right:   Purchaser  understands  that
      -----------------------------
      Agritope intends to sell 41,667 Units to Hazera Quality Seeds Ltd. ("Hazera") substantially simultaneously with its sale of the Units to Purchaser hereunder, on terms and conditions substantially like those contained in this Unit Purchase Agreement. In addition, Agritope intends to sell 250,000 units of Series C Preferred Stock to Rhone-Poulenc, S.A. ("Rhone-Poulenc"), each unit consisting of four shares of Series C Preferred Stock, $.01 par value per share, of Agritope and one five year warrant to purchase 1 share of Series C Preferred Stock, on terms and conditions substantially like those contained in this Unit Purchase Agreement. Purchaser, as the current holder of all issued shares of Series A Preferred Stock, hereby waives any and all preemptive rights (including those described in Section 7 of the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock of Agritope, Inc.) with respect to such sales to Hazera and Rhone-Poulenc, and hereby consents to such sales.

5.    Exhibits. The following exhibits are part of this Unit Purchase Agreement:

           Exhibit A:  General Terms
           Exhibit B:  Certain Definitions under Regulation S
           Exhibit C:  Rights to Acquire Shares
           Exhibit D:  Certificate of Designation
           Exhibit E:   Form of Warrant

Dated:       June 30, 1999

Agritope, Inc.                      Vilmorin Clause & Cie (Purchaser)

By    /s/                           By /s/
     Gilbert N. Miller                      (Signature)
     Executive Vice President
     and Chief Financial Officer    Pierre Lefebvre
                                    (Print or type name)
                                    CEO
                                    (Title)

                             EXHIBIT A

                      UNIT PURCHASE AGREEMENT

                           GENERAL TERMS




      NEITHER THE SHARES OF SERIES A PREFERRED STOCK NOR THE WARRANTS BEING SOLD PURSUANT TO THIS AGREEMENT NOR THE UNITS THEREOF, NOR THE SHARES OF SERIES A PREFERRED STOCK OR COMMON STOCK ISSUABLE UPON EXERCISE OF SUCH WARRANTS OR UPON CONVERSION OF THE SERIES A PREFERRED STOCK HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED ("1933 ACT"). SUCH SHARES, WARRANTS, AND UNITS MAY NOT BE OFFERED, SOLD, TRANSFERRED,
      PLEDGED, OR OTHERWISE DISPOSED OF, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO A U.S. PERSON, AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE 1933 ACT ("REGULATION S"), UNLESS (i) THE TRANSACTION IS REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE, TERRITORY OR POSSESSION OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA ("STATE ACT"), OR (ii) AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND ANY APPLICABLE STATE ACT IS AVAILABLE AND THE ISSUER HAS RECEIVED AN OPINION OF COUNSEL TO SUCH EFFECT REASONABLY SATISFACTORY TO IT.

                         TABLE OF CONTENTS


   ARTICLE I.  PURCHASE AND SALE OF UNITS                           1
      1.1  Sale of Units .....................................      1
      1.2  Payment and Delivery ..............................      1

   ARTICLE II. CLOSING                                              2
      2.1  Closing ...........................................      2
      2.2  Actions at Closing ................................      2

   ARTICLE III. RESTRICTIONS ON TRANSFER                            2
      3.1  General ...........................................      2
      3.2  Certificate Legends ...............................      3

   ARTICLE IV. INVESTMENT MATTERS                                   3
      4.1  Investment Representations ........................      3
      4.2  Certain Restrictions ..............................      4
      4.3  Disclosure Documents ..............................      4

   ARTICLE V.  REGISTRATION RIGHTS                                  5
      5.1  Definitions .......................................      5
      5.2  Requested Registration ............................      5
      5.3  Registration Procedure ............................      5
      5.4  Deferral for Material Events ......................      6
      5.5  Furnish Information; Expenses .....................      6
      5.6  Expenses of Registration ..........................      6
      5.7  Indemnification ...................................      7

   ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF AGRITOPE           9
      6.1  Organization, Etc. ................................      9
      6.2  Authority .........................................      9
      6.3  Capitalization ....................................      9
      6.4  Valid Issuance; Title .............................      9
      6.5  Disclosure Documents ..............................      10
      6.6  Tax Matters .......................................      10
      6.7  Assets Needed for Business ........................      10
      6.8  Litigation and Other Contingent Liabilities .......      10
      6.9  Absence of Certain Adverse Effects ................      10
      6.10 No Brokers ........................................      10
      6.11 Disclosure ........................................      10

   ARTICLE VII. REPRESENTATIONS AND WARRANTIES OF PURCHASER         11
      7.1  Corporate  Existence;  Execution and Performance of
        Agreement ............................................      11
      7.2  Binding Obligations; Due Authorization ............      11
                                      1-ii

      7.3  No Brokers ........................................      11
      7.4  Litigation ........................................      11
      7.5  Disclosure ........................................      11
      7.6  Access ............................................      11

   ARTICLE VIII.     CONDITIONS                                     12
      8.1  Conditions Precedent to Obligations of Purchaser ..      12
      8.2  Conditions Precedent to Obligations of Agritope ...      13

   ARTICLE IX. OTHER MATTERS                                        13
      9.1  Notices ...........................................      13
      9.2  Amendments and Waiver .............................      14
      9.3  Expenses ..........................................      14
      9.4  Headings ..........................................      14
      9.5  Counterparts ......................................      14
      9.6  Parties in Interest; Assignment ...................      14
      9.7  Entire Agreement ..................................      14
      9.8  Severability ......................................      14
      9.9  Attorney Fees .....................................      15
      9.10 Survival ..........................................      15
      9.11 Form of Public Disclosures ........................      15
      9.12 Cumulative Rights and Remedies ....................      15
      9.13 No Third-Party Beneficiaries ......................      15
      9.14 Dispute Resolution ................................      15
      9.15 Governing Law .....................................      16


                                     1-iii

                      UNIT PURCHASE AGREEMENT

                           GENERAL TERMS



                              RECITALS
A. Agritope is a publicly-traded corporation with authorized capital of 30,000,000 shares of common stock ("Common Stock") and 10,000,000 shares of preferred stock subject to designation by Agritope's Board of Directors pursuant to Agritope's certificate of incorporation. The Board of Directors has designated a series of preferred stock having 1,000,000 authorized shares pursuant to the Certificate of Designation in the form set forth in Exhibit D to this Unit Purchase Agreement (the "Series A Preferred Stock"). B. Purchaser wishes to invest in Agritope (or, if Purchaser already owns shares in Agritope, to increase such investment) by purchasing Units (the "Unit(s)"), each consisting of four (4) shares of Series A Preferred Stock (the "Purchased Shares") and a Warrant to purchase one (1) share of Series A Preferred Stock (the "Warrant(s)"). The number of Units to be purchased hereunder is provided in the cover page of the Unit Purchase Agreement of which these General Terms are a part. Purchaser intends to hold the Series A Preferred Stock purchased hereunder or issuable upon exercise of the Warrants (the "Warrant Shares") (collectively the Purchased Shares and the Warrant Shares are referred to herein as the "Preferred Shares"), and the shares of Common Stock issuable upon conversion of the Preferred Shares, for investment.

                             AGREEMENT
The parties agree as follows:


                            ARTICLE I.
                    PURCHASE AND SALE OF UNITS

1.1   Sale of Units
Upon the terms and conditions of this Agreement, Agritope shall issue and sell the Units to Purchaser and Purchaser shall purchase the Units from Agritope for the total purchase price listed on the cover page (the "Purchase Price").

1.2   Payment and Delivery
On the Closing date, Purchaser shall pay the Purchase Price by wire transfer in United States dollars to Agritope. At Closing, Agritope shall deliver to the Purchaser stock certificates representing the Purchased Shares and a Warrant in the form of Exhibit E to this Unit Purchase Agreement, covering a number of Warrant Shares equal to the number of Units purchased hereunder by the Purchaser and providing for an Expiration Date (as defined therein) on the fifth anniversary of the Closing date (the "Purchaser's Warrant").

                            ARTICLE II.
                              CLOSING

2.1.  Closing
The sale of the Units shall be consummated at a closing (the "Closing") on or before the third business day after Agritope notifies Purchaser that Agritope is prepared to close such sale, subject to the satisfaction of the conditions stated in Article VIII below which are to be satisfied at or before Closing.

2.2   Actions at Closing
At the Closing:

           (a) The Purchaser shall pay Agritope the Purchase Price by wire transfer in United States dollars.

           (b)  Agritope   shall   deliver  to  Purchaser   stock   certificates
      representing the Purchased Shares.

           (c) Agritope shall deliver to Purchaser the Purchaser's Warrant.

           (d) Agritope shall deliver to Purchaser an opinion of Agritope's counsel as described in Section 8.1(e) below.

           (e) The parties shall take all other actions that they deem necessary or desirable to consummate the purchase and sale of the Units hereunder.


                           ARTICLE III.
                     RESTRICTIONS ON TRANSFER

3.1   General

           (a) PURCHASER SHALL NOT SELL, OFFER TO SELL, PLEDGE, OR OTHERWISE TRANSFER ANY PREFERRED SHARES OR ANY SHARES OF AGRITOPE COMMON STOCK ISSUED UPON CONVERSION OF THE PREFERRED SHARES (THE "CONVERSION SHARES") TO ANY OTHER PERSON EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S AS IN EFFECT ON THE DATE OF TRANSFER, PURSUANT TO REGISTRATION UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. AGRITOPE SHALL REFUSE TO REGISTER ON ITS BOOKS ANY PURPORTED TRANSFER MADE IN VIOLATION OF THIS SECTION 3.1, AND ANY SUCH PURPORTED TRANSFER SHALL BE VOID.

           (b) PURCHASER SHALL NOT ENGAGE IN ANY HEDGING TRANSACTIONS INVOLVING THE PREFERRED SHARES OR THE CONVERSION SHARES UNLESS IN COMPLIANCE WITH THE 1933 ACT.

           (c) NEITHER THE PREFERRED SHARES, THE CONVERSION SHARES, NOR PURCHASER'S WARRANT HAVE BEEN REGISTERED UNDER THE 1933 ACT. THE PREFERRED SHARES, CONVERSION SHARES AND PURCHASER'S WARRANT MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF, IN WHOLE OR IN PART,


                                      1-2

      DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO A U.S. PERSON (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE 1933 ACT), UNLESS (i) THE TRANSACTION IS REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE ACT, OR (ii) AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND ANY APPLICABLE STATE ACT IS AVAILABLE AND THE ISSUER HAS RECEIVED AN OPINION OF COUNSEL TO SUCH EFFECT REASONABLY SATISFACTORY TO IT.

           (d) Purchaser agrees to be bound by and comply with all restrictions provided for in this Agreement on transfer of the Preferred Shares, the Conversion Shares, and Purchaser's Warrant and further agrees that it shall not offer, sell, transfer, pledge or otherwise dispose of the
      Preferred Shares, the Conversion Shares or Purchaser's Warrant in violation of any applicable securities or other laws and regulations of a governmental authority having jurisdiction over such disposition.

3.2   Certificate Legends
Certificates for the Preferred Shares and the Conversion Shares shall bear substantially the following legends:

           "THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED ("1933 ACT"), AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, UNLESS (i) THE TRANSACTION IS EFFECTED IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, (ii)
      THE TRANSACTION IS REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE, TERRITORY OR POSSESSION OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA ("STATE ACT"), OR (iii) AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND ANY APPLICABLE STATE ACT IS AVAILABLE AND THE ISSUER HAS RECEIVED AN OPINION OF COUNSEL TO SUCH EFFECT REASONABLY SATISFACTORY TO IT."

           "HEDGING TRANSACTIONS INVOLVING THESE SHARES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE 1933 ACT."


                            ARTICLE IV.
                        INVESTMENT MATTERS

4.1   Investment Representations
Purchaser represents and warrants to Agritope as follows:

           (a)  Domicile.  PURCHASER IS NOT A U.S. PERSON,  AS
      THAT TERM IS DEFINED ON EXHIBIT B.

           (b) Access to Information. Purchaser has been given, a reasonable time before execution of this Agreement, the opportunity to ask questions and receive answers concerning Agritope and the terms and conditions of the offering of the Preferred Shares and the Conversion Shares, and to obtain any additional information that Agritope possesses or can acquire


                                      1-3
      without unreasonable effort or expense that is necessary to verify the accuracy of information furnished to Purchaser. Purchaser has received any such additional information that Purchaser has requested.

           (c) Experience. Purchaser has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Preferred Shares and the Conversion Shares, and has the ability to bear the economic risk of that investment.

           (d) Investment Intent. Purchaser is acquiring the Preferred Shares and the Conversion Shares for Purchaser's own account and not on behalf of any other person. Purchaser is not acquiring the Preferred Shares or the Conversion Shares with a view to distribution or with the intent to divide Purchaser's participation with others by reselling or otherwise distributing the Preferred Shares or the Conversion Shares, either directly or indirectly through a sale of its own capital stock.

4.2   Certain Restrictions
Purchaser acknowledges the following restrictions:

           (a) France. If this Agreement and any related documents are issued, circulated, or distributed to Purchaser in France, Purchaser hereby acknowledges that this Agreement has been supplied in the context of a private placing and that the placing of the Units, the Preferred Shares and the Conversion Shares has not been effected through "demarchage" (solicitation) within the meaning of the Law No. 72-6 of 3 January 1972. Purchaser hereby undertakes not to transfer or assign directly or indirectly the Units, the Preferred Shares or the Conversion Shares in France subsequent to their subscription. This Agreement and any related documents (together with any further information) are made available to Purchaser on the condition that they are for use only by Purchaser in connection with the proposed investment and shall neither be passed on by Purchaser to any further person nor reproduced in whole or in part. Purchaser has been notified by Agritope to ensure that the terms of this undertaking are strictly adhered to.

           (b) Israel. If this Agreement and any related documents are issued, circulated, or distributed to Purchaser in Israel, Purchaser hereby acknowledges that this Agreement has been supplied in the context of a private placing for a designated oferee and not for solicitation to the public. Purchaser hereby undertakes not to transfer or assign directly or indirectly the Preferred Shares or the Conversion Shares in Israel subsequent to their subscription, unless it is permitted by Israeli law. This Agreement and any related documents (together with any further information) are made available to Purchaser on the condition that they are for use only by Purchaser in connection with the proposed investment and shall neither be passed on by Purchaser to any further person nor reproduced in whole or in part. Purchaser has been notified by Agritope to ensure that the terms of this undertaking are strictly adhered to.

4.3   Disclosure Documents
Agritope has furnished or made available to Purchaser (whether in tangible form or electronically, such as through EDGAR) complete copies of all reports or registration statements filed by Agritope in the last 18 months with the U.S. Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended (the "1934 Act"). Such reports and statements are referred to herein as the "Disclosure Documents."


                                      1-4

                            ARTICLE V.
                        REGISTRATION RIGHTS

5.1   Definitions

           (a) "Eligible Shares" refers to shares of Common Stock issuable upon conversion of Series A Preferred Stock, other than shares that are not "restricted securities" for purposes of Rule 144 promulgated under the 1933 Act.

           (b) The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the 1933 Act and the declaration or ordering of effectiveness of such registration statement or document.

5.2   Requested Registration
If Agritope shall be requested by Purchaser or an affiliated holder of Series A Preferred Stock or Eligible Shares to effect a registration under the 1933 Act covering the Eligible Shares, Agritope shall promptly give written notice of such proposed registration to all persons who purchased Series A Preferred Stock from Agritope. Any holders of Series A Preferred Stock who wish to participate in the offering must respond within 10 days after receipt of such notice. Upon such a request, Agritope shall as expeditiously as possible use its best efforts to file a registration statement (the "Registration Statement") under the 1933 Act with respect to the resale of Eligible Shares. If the request is made at a time when Agritope is not eligible to use Form S-3, Agritope shall use its best efforts to file the Registration Statement with respect to the Eligible Shares which Agritope has been requested to register (a) in such request and (b) in any response to such notice received by Agritope, within 60 days after the date by which holders must respond to Agritope's notice. If the request is made at a time when Agritope is eligible to use Form S-3, the Registration Statement shall be filed with respect to all Eligible Shares as expeditiously as is practicable. Agritope shall have an obligation to file a Registration Statement under this
Section 5.2 only once, except that if the Registration Statement filed is not on Form S-3, and is not filed with respect to all Eligible Shares, Agritope shall have an obligation to file a Registration Statement on Form S-3 with respect to the remaining Eligible Shares if a later request is made under this section at a time when Agritope is entitled to use Form S-3.

5.3   Registration Procedure
If obligated to file a Registration Statement under Section 5.2, Agritope shall follow the registration procedures set forth in this Section 5.3. Agritope shall use its best efforts to cause the Registration Statement to become effective under the 1933 Act and to maintain the effectiveness of the Registration Statement for a period of 90 days or, if the Registration Statement is on Form S-3, two years. If required to permit resale of the Eligible Shares in the state of New York, Agritope shall use its best efforts to register or qualify the Eligible Shares covered by the Registration Statement under the blue sky laws of the state of New York, provided that Agritope shall not be required in connection therewith or as a condition precedent thereto to qualify to do business or to file a general consent to service of process in the state of New York. If required by applicable law, Agritope shall furnish to the holders of the registered Eligible Shares such reasonable number of copies of a prospectus, in conformity with the requirements of the 1933 Act, and any amendments or supplements thereto and such other documents as the holders of the registered Eligible Shares may reasonably request in order to facilitate the disposition of the registered Eligible Shares after the Registration Statement has been declared effective. Agritope shall use reasonable efforts to notify the holders of the registered Eligible Shares when a prospectus relating to the Eligible Shares is required to be delivered under the 1933 Act, to notify the holders of the registered Eligible Shares of the happening of any event as a result of
                                      1-5
which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, to file as promptly as may be practicable under the circumstances such amendments and supplements as may be required on account of such event, and to use its best efforts to cause each such amendment to become effective. The holders of the registered Eligible Shares shall not effect sales of Eligible Shares after receipt of notice from Agritope that any such amendment or supplement is required on account of any such event, until the amendment becomes effective or the supplement has been filed. Agritope's obligations under this Section 5.3 shall expire at such time as Agritope is no longer required to maintain the effectiveness of the Registration Statement as provided for above.

5.4   Deferral for Material Events
If, because of a proposed material acquisition or any other material event, the Agritope board of directors reasonably determines that the filing or effectiveness of a Registration Statement or of a supplement or amendment to the prospectus pursuant to this Article V would be detrimental to Agritope, Agritope may defer such filing or effectiveness for a period of up to 90 days after such filing or effectiveness would otherwise ordinarily have occurred. For the purposes of the preceding sentence, it shall be presumed that a Registration Statement would ordinarily be filed 45 days after request under Section 5.2, that a supplement or amendment to the prospectus would ordinarily be filed 10 days after notice referred to in Section 5.3 and that the Registration Statement or any amendment to the prospectus would ordinarily become effective five business days after filing an acceleration request.

5.5   Furnish Information; Expenses
It shall be a condition precedent to the obligations of Agritope in regard to the Eligible Shares to be registered pursuant to Section 5.2 for any holder of such shares that the holder shall furnish to Agritope such information regarding itself, the Eligible Shares held by it, and the intended method of disposition of its Eligible Shares as shall be required to effect the registration of its Eligible Shares, and shall agree to be bound by the terms of this Article V if such holder is not already a party to this Agreement.

5.6   Expenses of Registration
All  expenses  relating  to  registration  of the  Eligible  Shares  (other than underwriting discounts and commissions, transfer taxes, if any, and fees and disbursements of counsel to the holders of the Eligible Shares) incurred in connection with the registrations, filings or qualifications pursuant to Section
5.3 above, including without limitation all registration, filing and qualification fees, printing and accounting fees, and fees and disbursements of counsel for Agritope, shall be borne by Agritope.

5.7   Indemnification

           (a) Indemnification by Agritope. To the extent permitted by law, Agritope shall indemnify and hold harmless the Purchaser, each other holder of Eligible Shares being registered, and the officers, directors, partners, agents, and employees of each holder or any underwriter (as defined in the 1933 Act) of such Eligible shares, and each person, if any, who controls the Purchaser, each other such holder or such underwriter within the meaning of the 1933 Act or the 1934 Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (a "Violation"):

                                      1-6

                (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto,

                (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or

                (iii)any violation or alleged violation by Agritope of the 1933 Act, the 1934 Act, any state securities law, or any rule or regulation promulgated under the 1933 Act, the 1934 Act, or any state securities law.

      Agritope shall reimburse the Purchaser and each such holder, officer, director, partner, agent, employee, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action. The indemnity agreement contained in this subsection 5.7(a) shall not apply to amounts paid in settlement of any loss, claim, damage, liability, or action if such settlement is effected without the consent of Agritope (which consent shall not be unreasonably withheld), nor shall Agritope be liable to the Purchaser or such other holder in any such case for any such loss, claim, damage, liability, or action (A) to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by or on behalf of the Purchaser, such other holder, or such underwriter or controlling person or (B) in the case of a sale directly by the Purchaser or such other holder of the Eligible Shares (including a sale of such Eligible Shares through any underwriter retained by the Purchaser or such other holder to engage in a distribution solely on behalf of the Purchaser or such other holder), if such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus, and the Purchaser or such other holder failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the Eligible Shares to the person asserting any such loss, claim, damage or liability in any case where such delivery is required by the 1933 Act.

           (b) Indemnification by Holders of the Shares. To the extent permitted by law, the Purchaser and each other holder of Eligible Shares being registered shall indemnify and hold harmless Agritope, each of its directors, each of its officers who have signed the Registration Statement, each person, if any, who controls Agritope within the meaning of the 1933 Act, each agent and underwriter for Agritope, each other holder of shares selling securities covered by the Registration Statement, each director, officer, partner, agent, and employee of such other holder or underwriter, and each person, if any, who controls such other holder or underwriter, against any losses, claims, damages, or liabilities (joint or several) to which Agritope or any such director, officer, partner, agent, employee, controlling person, underwriter, or other holder may become subject, under the 1933 Act, the 1934 Act, or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by or on behalf of the Purchaser or such other holder expressly for use in

                                      1-7
      connection with such registration; and the Purchaser or such other holder shall reimburse any legal or other expenses reasonably incurred by Agritope or any such director, officer, partner, agent, employee, controlling person, underwriter, or other holder, in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 5.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of such holder, which consent shall not be unreasonably withheld; and provided, further, that the indemnification obligation of the Purchaser or such other holder shall be limited to the aggregate public offering price of the Eligible Shares sold by the Purchaser or such other holder pursuant to such registration.

           (c) Notice, Defense and Counsel. Promptly after receipt by an indemnified party under this Section 5.7 of notice of the commencement of any action (including any governmental action), such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this Section 5.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume and control the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 5.7 to the extent of such prejudice, but the omission so to deliver written notice to the indemnifying party shall not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 5.7.

           (d) Survival of Rights and Obligations. The obligations of Agritope, the Purchaser, and any other holders of Eligible Shares under this Section
      5.7 shall survive the completion of any offering of the Eligible Shares covered by the Registration Statement.


                            ARTICLE VI.
            REPRESENTATIONS AND WARRANTIES OF AGRITOPE
To induce Purchaser to purchase the Shares, Agritope represents and warrants to Purchaser as follows:

6.1   Organization, Etc.
Agritope is a corporation duly organized and validly existing under the laws of the state of Delaware. Agritope has all requisite corporate power and authority to own its properties and carry on its business as now conducted.

6.2   Authority
Agritope has all requisite corporate power and authority to execute, deliver, and perform this Agreement. This Agreement has been duly executed and delivered by Agritope and is the valid, legal, and binding agreement of Agritope,

                                      1-8
enforceable against Agritope in accordance with its terms. No consent of, approval by, filing with, or notice to any governmental authority or any other person or entity is required for Agritope to execute, deliver, and perform this Agreement, other than those that have been obtained, made, or given.

6.3   Capitalization
The authorized capital stock of Agritope as of the Closing Date will consist of 30,000,000 shares of common stock and 10,000,000 shares of preferred stock. Immediately following the Closing Date, the number of shares of capital stock outstanding shall not be more than 5,800,000, and shall consist only of Common Stock and Series A and C Preferred Stock. No right to purchase or acquire shares of any unissued capital stock of Agritope or shares convertible into or exchangeable for such capital stock is authorized or outstanding, other than as set forth on Exhibit C.

6.4   Valid Issuance; Title
When issued and paid for in accordance with the terms of this Agreement, the Preferred Shares will be validly issued, fully paid, and nonassessable. Upon delivery to Purchaser of the certificates representing the Preferred Shares pursuant to this Agreement or pursuant to an exercise of Purchaser's Warrant by Purchaser, Purchaser will have valid, marketable title to the Preferred Shares, free and clear of all encumbrances, other than restrictions on transfer described in this Agreement.

6.5   Disclosure Documents
The financial statements contained in the Disclosure Documents (except as otherwise noted therein) were prepared in conformity with U.S. generally accepted accounting principles, consistently applied, and fairly present the financial position and the results of operations at the date and for the year or period indicated.

6.6   Tax Matters
Agritope has filed all required federal, state, and other tax returns in a timely fashion and is not delinquent with respect to the payment of any federal, state, or other taxes.

6.7   Assets Needed for Business
Agritope owns, leases, or otherwise has the right to use all assets necessary for its present business.

6.8 Litigation and Other Contingent Liabilities There are no actions or proceedings pending or to the best of Agritope's knowledge threatened against Agritope or any of its properties or assets or outstanding judgments or orders to which Agritope is subject, which adversely affect Agritope's business, operations, or financial condition. There is no action or proceeding pending or to the best of Agritope's knowledge threatened against Agritope to restrain or prohibit the sale of the Preferred Shares to Purchaser.

6.9   Absence of Certain Adverse Effects
Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with, result in any violation of, constitute a default under, or give rise to a right of acceleration or termination under, any provision of the certificate of incorporation or bylaws of Agritope or any agreement, mortgage, bond, indenture, agreement, franchise, or other instrument or obligation to which Agritope is a party or by which it is bound, (b) result in the creation of any encumbrance upon any of the assets or properties of Agritope, (c) violate any judgment or order against, or binding upon, Agritope or upon the Preferred Shares, assets, properties, or business of Agritope, or (d) constitute a violation by Agritope of any law.


                                      1-9

6.10  No Brokers
Agritope has not hired any broker or finder or incurred any liability for fees or commissions to any such person in connection with this Agreement.

6.11  Disclosure
Except as disclosed herein and in the Disclosure Documents, no representation or warranty by Agritope contained in this Agreement or in the Disclosure Documents contains any untrue statement of a material fact, or omits to state any material fact required to make the statements herein or therein contained not misleading.


                           ARTICLE VII.
            REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Agritope as follows:

7.1 Corporate Existence; Execution and Performance of Agreement If Purchaser is a corporation, Purchaser is duly organized and validly existing under the laws of the country listed on the cover page and has all requisite corporate power and authority to execute, deliver, and perform this Agreement. The execution, delivery, and performance of this Agreement by Purchaser will not conflict with any provision of its articles of incorporation or bylaws or similar charter documents (if Purchaser is a corporation) or with any undertaking, agreement, indenture, decree, order, or judgment by which it is bound and will not violate any law applicable to Purchaser.

7.2   Binding Obligations; Due Authorization
This Agreement constitutes the valid, legal, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms. If
Purchaser is a corporation, the execution, delivery, and performance of this Agreement by Purchaser has been duly and validly authorized by its board of directors and no other corporate proceedings on the part of Purchaser are necessary to authorize its execution, delivery, and performance of this Agreement. Purchaser is not required to obtain any consent of or approval by, to make any filing with, or to give any notice to, any governmental authority or any other person or entity for Purchaser to execute, deliver, and perform this Agreement.

7.3   No Brokers
Purchaser has not hired any broker or agent or incurred any liability for fees or commissions to any such person in connection with this Agreement.

7.4   Litigation
There is no action or proceeding pending or threatened against Purchaser before any court, other governmental body or arbitrator to restrain or prohibit the purchase of the Units or the Preferred Shares.

7.5   Disclosure
No representation or warranty by Purchaser contained in this Agreement contains any untrue statement of a material fact, or omits to state any material fact required to make the statements herein not misleading.

7.6   Access
As of the Closing, Agritope has afforded to Purchaser and its representatives, including its counsel and accountants, such access to all of Agritope's properties, documents, contracts, books and records and such other information with respect to Agritope's business affairs and properties as Purchaser has requested.


                                      1-10

                           ARTICLE VIII.
                            CONDITIONS

8.1 Conditions Precedent to Obligations of Purchaser The obligation of Purchaser to effect the Closing is subject to the satisfaction, or waiver by Purchaser, of each of the following conditions on or prior to the Closing:

           (a) Agritope shall have delivered certificates representing the Purchased Shares to the Purchaser.

           (b)  Agritope  shall  have  delivered   Purchaser's  Warrant  to  the
      Purchaser.

           (c) All representations and warranties of Agritope contained in this Agreement shall be true and correct in all respects as of the Closing with the same effect as if such representations and warranties had been made or given at and as of the Closing, and all agreements, covenants and conditions to be performed or met by Agritope on or prior to the Closing shall have been so performed or met in all respects, and there shall have been no material adverse change in the financial or business condition of Agritope. There shall have been no modification of any material disclosure contained in the Disclosure Document since the date of this Agreement.

           (d) No action or proceeding shall have been instituted or threatened before any court, other governmental body or arbitrator (i) to restrain or prohibit the transactions contemplated by this Agreement, (ii) that might restrict the operation of Agritope's business in any material respect if the purchase and sale of the Preferred Shares hereunder is consummated,
      (iii) that might restrict the ownership of the Preferred Shares or the exercise of any rights with respect thereto by Purchaser, or (iv) that might subject any of the parties hereto, to any liability, fine, forfeiture or penalty on the ground that any of the parties hereto has violated or will violate any applicable law in connection with the transactions contemplated hereby.

           (e) Purchaser shall have received an opinion of Agritope's counsel to the effect that when issued and paid for in accordance with the terms of this Agreement, the Preferred Shares will be validly issued, fully paid, and nonassessable.

           (f) The Rights Agreement approved by Agritope's board of directors shall permit Purchaser and other holders of Series A Preferred Stock to convert such shares to Common Stock without being deemed "Acquiring Persons" for purposes of the Rights Agreement and Agritope's board of directors shall have adopted resolutions to the effect that such holders are not "Adverse Persons" (as defined in the Rights Agreement), subject to execution of a standstill agreement in form and substance satisfactory to Agritope.

           (g)  Agritope   shall  have   delivered  to  Purchaser  an  officer's
      certificate confirming the correctness of Agritope's representations and warranties and satisfaction of the foregoing closing conditions.

8.2 Conditions Precedent to Obligations of Agritope The obligation of Agritope to effect the Closing is subject to the satisfaction, or waiver by Agritope, of each of the following conditions on or prior to the Closing:

                                      1-11

           (a) Purchaser shall have paid the Purchase Price in immediately available funds to Agritope.

           (b) Agritope shall simultaneously close the sale of a total of 125,000 Units to Vilmorin Clause & Cie. and Hazera Quality Seeds Ltd., inclusive of the Units to be sold to Purchaser under this Agreement.

           (c) All representations and warranties of Purchaser and Agritope contained in this Agreement shall be true and correct in all respects as of the Closing with the same effect as if such representations and warranties had been made or given at and as of the Closing, and all agreements, covenants and conditions to be performed or met by Purchaser on or prior to the Closing have been so performed or met in all respects.

           (d) No action or proceeding shall have been instituted or threatened before any court, other governmental body or arbitrator to restrain or prohibit the transactions contemplated in this Agreement or that might subject any of the parties hereto to any liability, fine, forfeiture or penalty on the ground that any of the parties hereto has violated or will violate any applicable law in connection with the transactions contemplated hereby.

           (e) The issuance and sale of the Units and the Preferred Shares shall not violate any applicable state, federal, or foreign securities laws.


                            ARTICLE IX.
                           OTHER MATTERS

9.1   Notices
Any notice, request, or demand under this Agreement shall be in writing and shall be deemed to have been duly given and received (i) upon personal delivery,
(ii) upon fax transmission to the recipient at the fax number listed below, provided that a copy of the fax is promptly deposited for delivery by one of the methods listed in (iii) or (iv) below, (iii) ten days after deposit in the mails, if sent certified or comparable form of mail with return receipt requested, addressed to the recipient at the address listed below, or (iv) five days after deposit if deposited for delivery with a reputable courier or express service, addressed to the recipient at the address listed below:
           If to Agritope:    Agritope, Inc.
                              16160 SW Upper Boones Ferry Rd.
                              Portland, Oregon 97224
                              U.S.A.
                              Attention:  President
                              Fax:  (503) 670-7703
           If to Purchaser:   Purchaser's address listed on the cover page

A party may change its address or fax number for purposes of this Section 9.1 by giving the other parties notice of the change.

9.2   Amendments and Waiver
This Agreement may be amended or modified by, and only by, a written instrument executed by each of the parties hereto. The terms of this Agreement may be waived by, and only by, a written instrument executed by the party or parties against whom such waiver is sought to be enforced.

                                      1-12

9.3   Expenses
Each party to this Agreement shall pay its own expenses (including, without limitation, the fees and expenses of such party's counsel incidental to the preparation of and consummation of this Agreement).

9.4   Headings
The headings contained in this Agreement are for convenience of reference only and shall not in any way affect the meaning or interpretation of this Agreement.

9.5   Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. A facsimile transmission of a signed original shall have the same effect as delivery of the signed original.

9.6   Parties in Interest; Assignment
This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by any party hereto without the prior written consent of the other party.

9.7   Entire Agreement
This Agreement, together with all exhibits hereto, constitutes the entire agreement and understanding between the parties hereto relating to the subject matter hereof and supersedes any prior agreements and understandings relating to such subject matter.

9.8   Severability
If any restriction in this Agreement exceeds that permitted under applicable law, it shall be deemed modified to include the maximum permissible restriction. If any provision is nonetheless held unenforceable in any jurisdiction, the enforceability of this Agreement in any other jurisdiction and the enforceability of the remaining provisions in that jurisdiction shall not be affected.

9.9   Attorney Fees
In the event any party shall seek enforcement of any covenant, warranty, indemnity, or other term or provision of this Agreement, the party that prevails in such enforcement proceeding shall be entitled to recover such reasonable costs and attorney fees which shall be determined by the arbitrator or court (including any appellate court).

9.10  Survival
All the respective representations, warranties, covenants, and other agreements of the parties hereunder or contained in any schedule or certificate given in connection herewith or contemplated hereby shall survive the Closing Date, except as they may be fully performed prior to or at the Closing Date.

9.11  Form of Public Disclosures
Except as required by applicable law, Purchaser shall not make any public disclosure concerning this Agreement and the transactions contemplated herein unless Agritope has approved in advance the form and substance thereof.

9.12  Cumulative Rights and Remedies
All the rights and remedies provided to the parties under this Agreement are cumulative, and none is exclusive of any other right or remedy a party may have hereunder or under applicable law.


                                      1-13

9.13  No Third-Party Beneficiaries
Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person or entity other than the parties hereto and their respective successors and permitted assigns.

9.14  Dispute Resolution

           (a) Conduct. Any dispute arising in connection with this Agreement shall be finally settled by arbitration referred to and conducted in accordance with the International Arbitration Rules of the American
      Arbitration Association, except as such rules may conflict with the provisions of this section in which event the provisions of this section shall control. Any party may be represented by counsel therein. Any such arbitration shall be conducted by a panel of one or more arbitrators selected in accordance with the International Arbitration Rules of the American Arbitration Association. The arbitration shall be conducted in English in Portland, Oregon, U.S.A.

           (b) Decision. Any decision or award of the arbitral tribunal shall be final and binding upon the parties to the arbitration proceeding. The arbitral tribunal's decision shall include a reasonably detailed statement of the basis for the decision and computation of the award, if any. The parties further agree to exclude any right of application or appeal to any court in connection with any question of law arising in the course of the arbitration. The award may be enforced against the parties to the arbitration proceeding or their assets wherever they may be found. Judgment upon the award may be entered in any court having jurisdiction thereof or an application may be made to such court for judicial acceptance of the award and an order of enforcement, as the case may be.

           (c) Costs. Except as the arbitral tribunal may otherwise determine in its discretion, a party substantially prevailing in the arbitration shall be entitled to recover its attorney fees and costs, including the costs and expenses of its witnesses, and the other parties shall pay the fees, costs and expenses of the arbitral tribunal and the administering and appointing authority.

9.15  Governing Law
This Agreement shall be governed by and construed in accordance with the substantive law (but not the conflict of law rules) of the state of Oregon.


                                      1-14

                             EXHIBIT B

               CERTAIN DEFINITIONS UNDER REGULATION S


Set forth below is the text of Rule 902(o) promulgated under the 1933 Act which defines "U.S. person" as follows:
(o)   U.S. Person.

           (1)  "U.S. person" means:

                (i)  Any natural  person  resident in the
           United States;

                (ii) Any partnership or corporation organized or incorporated under the laws of the United States;

                (iii)Any estate of which any executor or administrator is a U.S. person;

                (iv) Any trust of which any trustee is a U.S. person;

                (v) Any agency or branch of a foreign entity located in the United States;

                (vi) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

                (vii)Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

                (viii) Any partnership or corporation if: (A) Organized or incorporated under the laws of any foreign jurisdiction; and (B) Formed by a U.S. person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Act (ss.230.501(a) of this chapter)) who are not natural persons, estates or trusts.

           (2) Notwithstanding paragraph (o)(1) of this section, any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States shall not be deemed a "U.S. person."

           (3) Notwithstanding paragraph (o)(1) of this section, any estate of which any professional fiduciary acting as executor or administrator is a U.S. person shall not be deemed a U.S. person if:

                                      1-15

              (i) An executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

                (ii) The estate is governed by foreign law.

           (4) Notwithstanding paragraph (o)(1) of this section, any trust of which any professional fiduciary acting as trustee is a U.S. person shall not be deemed a U.S. person if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person.

           (5) Notwithstanding paragraph (o)(1) of this section, an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a U.S. person.

           (6) Notwithstanding paragraph (o)(1) of this section, any agency or branch of a U.S. person located outside the United States shall not be deemed a "U.S. person" if:

                (i)  The agency or branch operates for valid business reasons;
           and

                (ii) The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

           (7) The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be deemed "U.S. persons."

Set forth below is the text of Rule 9.02(p) promulgated under the 1933 Act which defines "United States" as follows: (p) "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

                                      1-16

                             EXHIBIT C

                      RIGHTS TO ACQUIRE SHARES


See the Disclosure Documents for more detailed descriptions of rights.

Preferred Stock Purchase Rights, as described in the Information Statement/Prospectus included in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (File No. 333-34597) ( the "Form S-1").

Options to purchase Common Stock issued or issuable under the 1997 Stock Award Plan, which provides for issuance of options to purchase up to 2,000,000 shares of Common Stock.

Rights to purchase Common Stock under the 1997 Employee Stock Purchase Plan, which provides for the issuance of up to 250,000 shares of Common Stock.

38,722 shares of Common Stock reserved for issuance as matching contributions under Agritope's 401(k) plan.

Warrants issued to Vector Securities International, Inc. in connection with the spin-off of Agritope by Epitope, Inc. on December 30, 1997, to purchase up to 83,333 shares of Common Stock at a price of $7.343 per share, as described in the Form S-1.

Warrants issued to American Equities Overseas, Inc. and eight of its unaffiliated European designees, to purchase up to a total of 500,000 shares of Common Stock at a price of $7.00 per share.

Warrants granted or to be granted to Purchaser and other purchasers of Units, representing in the aggregate, rights to purchase 125,000 shares of Series A Preferred Stock at a price of $7.00 per share.

Warrants granted to or to be granted to Rhone-Poulenc, S.A. to purchase up to a total of 250,00 shares of Series C Preferred Stock at a price of $7.00 per share.




                                      1-17

                             EXHIBIT D

                    CERTIFICATE OF DESIGNATION,
                     PREFERENCES AND RIGHTS OF
                    THE SERIES A PREFERRED STOCK
                                 OF
                           AGRITOPE, INC.


  (Pursuant to Section 151 of the General Corporation Law of the
                        state of Delaware)

                       --------------------

The undersigned officers of Agritope, Inc., a corporation organized and existing under the General Corporation Law of the state of Delaware (the "Corporation"), in accordance with the provisions of Section 103 thereof, do hereby certify:

That, pursuant to authority conferred upon the Board of Directors of the Corporation by its Certificate of Incorporation, and pursuant to Section 151 of the Delaware General Corporation Law , the Board of Directors adopted the following resolution creating a series of 1,000,000 shares of Preferred Stock, par value $.01 per share, designated as Series A Preferred Stock:

RESOLVED, that, pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, a new series of Preferred Stock of the Corporation be, and it hereby is, created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

SERIES A PREFERRED STOCK
1. Designation and Amount. The shares of such series of Preferred Stock shall be designated as "Series A Preferred Stock," and the number of shares constituting such series be 1,000,000.
2. Par Value. The par value of the Series A Preferred Stock shall be $.01 per share.
3.    Dividends and Distributions
      (a) The Corporation shall not declare, set aside or pay any dividends or other distributions (as defined below) on shares of Common Stock unless and until the Corporation shall have declared, set aside or paid a dividend or other distribution with respect to each share of Series A Preferred Stock then outstanding in an amount at least equal to the product of (i) the per share amount, if any, of the dividends or other distributions to be declared, paid or set aside for the Common Stock, multiplied by (ii) the number of whole shares of Common Stock into which the shares of Series A Preferred Stock are then convertible.
      (b) For purposes of this Section 3, unless the context requires otherwise, "distribution" shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, payable other than in Common Stock, or the purchase or redemption of shares of the Corporation (other than repurchases of Common Stock held by employees or directors of, or consultants to, the Corporation upon termination of their employment or services and other than redemptions in liquidation or dissolution of the Corporation) for cash or property, including any such transfer, purchase or redemption by a subsidiary of this Corporation. All payments due under this Section 3 shall be made to the nearest cent.
      (c) Anything in this Section 3 to the contrary notwithstanding, stock dividends on Series A Preferred Stock shall be made in shares of Series A Preferred Stock only.

                                      1-18

4. Liquidation, Dissolution or Winding Up
     (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, pari passu with the payment of all amounts required to be distributed to the holders of Common Stock, but before any payment shall be made to the holders of any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock.
5.    Voting
      (a) In addition to voting rights provided by the General Corporation Law of the state of Delaware, the holders of the Series A Preferred Stock voting as one class shall have the right to elect one director to the Corporation's Board of Directors annually, so long as not less than 214,285 of the shares of Series A Preferred Stock originally issued are outstanding. The holders of the Series A Preferred Stock also shall have voting rights for any other purpose pari passu with holders of Common Stock as one class, provided that each share of Series A Preferred Stock shall entitle the holder to such number of votes equal to the number of shares of Common Stock (rounded to the nearest whole number) into which the Series A Preferred Stock is then convertible under the terms provided below.
      (b) The Corporation shall not amend, alter or repeal the preferences, special rights or other powers of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting. The number of authorized shares of Series A Preferred Stock may be decreased (but not below the number of shares then outstanding) by the directors of the Corporation pursuant to the General Corporation Law of Delaware, but may be increased (other than increases necessary to issue stock dividends of Series A Preferred Stock on the outstanding shares of Series A Preferred Stock) only by the affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, voting as a single class. 6. Optional Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):
      (a) Right to Convert. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) $7.00 by (ii) the Series A Conversion Price, in each instance as such Conversion Price is in effect at the time of conversion. The "Series A Conversion Price" initially shall be $7.00. The rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below; such adjusted Conversion Price and rate of conversion thereafter shall be applicable to the outstanding shares of Series A Preferred Stock and any newly issued shares of such series (as, for example, the result of a stock dividend).
      In the event of a liquidation, dissolution or winding up of the Corporation, the Conversion Rights shall terminate at the close of business on the fifth business day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Series A Preferred Stock.
      (b) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Conversion Price.
      (c)  Mechanics of Conversion
           (i) In order for a holder of Series A Preferred Stock to convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock, at the office of the Corporation's transfer agent (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or


                                      1-19
the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or the holder's attorney duly authorized in writing. The date of receipt of such certificates and notice to the transfer agent (or to the Corporation if the Corporation serves as its own transfer agent) shall be the conversion date (the "Conversion Date"). The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Series A Preferred Stock, or to the holder's nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.
           (ii) The Corporation shall at all times when any Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of such Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Series A Preferred Stock.
           (iii)Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared or accrued but unpaid dividends on any Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.
           (iv) All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock (and cash in lieu of any fractional share) in exchange therefor and payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized Series A Preferred Stock accordingly.
           (v) The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section
6. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of the Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.
      (d) Adjustment for Stock Splits and Combinations. If the Corporation shall, at any time or from time to time after the date on which a share of Series A Preferred Stock was first issued (the "Original Issue Date"), effect a subdivision of the outstanding Common Stock, the Conversion Price then in effect immediately before that subdivision shall be proportionately decreased. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.
      (e) Adjustment for Certain Dividends and Distributions. In the event the Corporation, at any time or from time to time after the Original Issue Date, shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price for Series A Preferred Stock then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

                                      1-20

                (1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

                (2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for Series A Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price for Series A Preferred Stock shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions. Notwithstanding the foregoing, the shares of Common Stock issuable upon conversion of the Series A Preferred Stock shall be deemed outstanding for all calculations under this Subsection 6(e).
      (f) Adjustments for Other Dividends and Distributions. In the event the Corporation, at any time or from time to time after the Original Issue Date for Series A Preferred Stock, shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, then and in each such event provision shall be made so that the holders of Series A Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation that they would have received had such Series A Preferred Stock been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph with respect to the rights of the holders of Series A Preferred Stock.
      (g) Adjustment for Reclassification, Exchange or Substitution. If the Common Stock issuable upon the conversion of Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation or sale of assets provided for below), then and in each such event the holder of each such share of Series A Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.
      (h) Adjustment for Merger or Reorganization, etc. In case of any consolidation or merger of the Corporation with or into another corporation, or the sale of all or substantially all of the assets of the Corporation to another corporation each share of Series A Preferred Stock shall thereafter be convertible (or shall be converted into a security which shall be convertible) into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of Series A Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 6 set forth with respect to the rights and interest thereafter of the holders of Series A Preferred Stock, to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of Series A Preferred Stock.


                                      1-21

      (i) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this
Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Series A Preferred Stock against impairment.
      (j) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate, signed by the Corporation's chief financial officer, setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price then in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of Series A Preferred Stock.
      (k) Notice of Record Date. In the event:

                (i) that the Corporation declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Corporation;

                (ii) that the Corporation subdivides or combines its outstanding shares of Common Stock

                (iii)of any reclassification of the Common Stock of the Corporation (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Corporation into or with another corporation, or of the sale of all or substantially all of the assets of the Corporation; or

                (iv) of   the    involuntary    or   voluntary
      dissolution,   liquidation   or   winding   up  of   the
      Corporation;

then the Corporation shall cause to be filed at its principal office and shall cause to be mailed to the holders of Series A Preferred Stock at their last addresses as shown on the records of the Corporation or its transfer agent, at least 10 days prior to the date specified in (A) below or 20 days before the date specified in (B) below, a notice stating

                (A) the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

                (B) the date on which such reclassification, consolidation, merger sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.


                                      1-22

7.    Preemptive Rights.
      (a) Subject to the provisions of Section 7(f), in case of the proposed issuance or granting by the Corporation of shares of any class of capital stock (whether heretofore or hereafter authorized) or notes, bonds, debentures or other securities convertible into, or carrying options or warrants to purchase shares of any class of capital stock (all of which are collectively referred to herein as "equity securities"), the Corporation shall afford to each holder of Series A Preferred Stock the preemptive right to subscribe for, purchase or receive such securities, in such proportion as would, as nearly as practicable, preserve such holder's relative equity position on a Common Stock equivalent basis arising from such holder's ownership of shares of Series A Preferred Stock (including for these purposes all options, warrants and other securities convertible into or exercisable for Series A Preferred Stock then held by such stockholder), on the terms and conditions provided in Sections 7(b) through 7(f), inclusive.
      (b) Notice. Written notice of the proposed issuance or granting of securities within the scope of Section 7(a) shall be given to each holder of Series A Preferred Stock not less than 30 days prior to the proposed date of issuance or granting, setting forth the principal terms and conditions of the proposed issuance or granting, including the aggregate number of securities to be issued or granted, the price therefor, and, if a security other than shares or authorized capital stock, the significant terms thereof, the proportionate amount of such securities which such holder shall have the right to purchase pursuant to Section 7(a) and the price to be paid by and other terms offered to the holder therefor, which price and principal terms shall be not less favorable than the price and terms at which such securities are proposed to be offered for sale to others.
      (c) Subscription. A shareholder of Series A Preferred Stock by written notice given to the Corporation not less than 15 days prior to the proposed date of issuance or granting, may subscribe for or agree to purchase up to the entire amount of securities covered by the holder's proportionate right at the price and upon the terms set forth in said notice.
      (d)  Enforceability.  Upon giving notice to the Company in accordance with
Section 7(c), such holder of Series A Preferred Stock shall be obligated as if the holder had executed a subscription agreement containing the price and terms stated in the notice given pursuant to Section 7(a) and the Corporation thereafter may enforce such agreement pursuant to the provisions of Delaware law; provided, however, that a stockholder's obligation to purchase any securities hereunder shall be conditioned upon the issuance or granting by the Corporation of the securities at the price and on the terms and conditions set forth in the Corporation's notice given to the stockholder in accordance with
Section 7(b).
      (e) Free  Period.  If a holder  of  Series A  Preferred  Stock  shall  not exercise  such  holder's  preemptive  rights in the manner and time set forth in
Section 7(c), then the Corporation may thereafter for a period not exceeding 120 days following the expiration of said time period issue, grant, sell or subject to rights or options (upon the terms and conditions and at the price or prices set forth in the Corporation's notice) the securities described in the notice given to such stockholder by the Corporation in accordance with Section 7(b), which such stockholder would have been entitled to purchase, free of the stockholder's preemptive rights herein provided; any such securities not so issued, granted, sold or subjected to rights or options of others during such 120-day period shall thereafter again be subject to the preemptive rights provided in Section 7(a).
      (f) Exempt Transactions. Shares of capital stock or other securities proposed to be issued or granted by the Corporation shall not be subject to preemptive rights under Section 7(a) if they (a) are securities issued by the Corporation to effect a merger, consolidation or acquisition of a business or company on a stock-for-stock or stock-for-assets basis or are offered or subject to rights or options for consideration other than cash as part of such acquisition; (b) are to be issued to satisfy conversion, option or contingent Common Stock issuances or warrant rights heretofore authorized or granted by the Corporation; (c) are sold, issued or granted to employees, directors or consultants pursuant to a plan or agreement approved by vote of the Corporation's stockholders; (d) are treasury shares; (e) are to be issued under a plan of reorganization approved in a proceeding under any applicable act of Congress relating to reorganization of corporations; (f) are issued in


                                      1-23
connection with a registered public offering of the Corporation's securities on behalf of the Corporation pursuant to an effective Registration Statement pursuant to the Securities Act of 1933, as amended; (g) are granted in transactions not to exceed, in each case, an amount equal to 5 percent of the total of outstanding shares of Common Stock as at the date of such transaction with (i) underwriters in connection with the public offering of the Corporation's securities on behalf of the Corporation pursuant to an effective Registration Statement pursuant to the Securities Act of 1933, as amended; (ii) finders or brokers in connection with a private placement or public offering of the Corporation's securities on behalf of the Corporation; or (iii) financial institutions (including, but not limited to, banks, trust companies, investment companies, insurance companies or pension or profit-sharing trusts) in connection with financing furnished to the Corporation, if such financing is in the form of loans or non-convertible debt or is approved by the Corporation's stockholders; or (h) are issuable in connection with the exercise of rights under the Corporation's stockholder rights plan.

IN  WITNESS  WHEREOF,   we  have  executed  and  attested  this  Certificate  of
Designation on behalf of the Corporation this 1st day of December, 1997. We further declare under penalty of perjury under the laws of the state of Delaware that the matters set forth herein are, to our knowledge, true and correct.

                            AGRITOPE, INC.


                            By /s/______________________________
                            Adolph J. Ferro
                            Chairman, President and Chief
                            Executive Officer

Attest:


/s/_______________________________
Gilbert N. Miller, Secretary

                             EXHIBIT E
                          FORM OF WARRANT
 THESE WARRANTS AND THE SHARES OF STOCK UNDERLYING THESE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO A U.S. PERSON (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE 1933 ACT), NOR MAY THESE WARRANTS BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON, UNLESS (i) THE TRANSACTION IS REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE, TERRITORY OR POSSESSION OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA ("STATE ACT"), OR (ii) AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND ANY APPLICABLE STATE ACT IS AVAILABLE AND THE ISSUER HAS RECEIVED AN OPINION OF COUNSEL TO SUCH EFFECT REASONABLY SATISFACTORY TO IT. VOID AFTER 5 P.M., UNITED STATES PACIFIC TIME, ON ___________, 2004, OR SUCH EARLIER DATE AS SPECIFIED HEREIN.
           WARRANTS TO PURCHASE SERIES A PREFERRED STOCK
Warrant No. ________
________ Warrants
                          AGRITOPE, INC.
THIS CERTIFIES THAT ____________________________ or registered assigns, is the registered holder of the number of Warrants (each, a "Warrant," and collectively, the "Warrants") set forth above. Each Warrant represented by this certificate for Warrants ("Warrant Agreement") entitles the registered holder thereof (the "Warrantholder") to purchase from Agritope, Inc., a corporation incorporated under the laws of the state of Delaware (the "Company"), United States of America ("U.S."), one fully paid and nonassessable share of Series A Preferred Stock, par value $.01 per share, of the Company (the "Series A Preferred Stock") upon presentation and surrender of this Warrant Agreement with an Election to Exercise Warrants in the form of Appendix 1 hereto duly completed, at any time (except as provided below) upon official notice of issuance, and prior to 5 p.m., U.S. Pacific Time, on the Expiration Date (as defined in Section 2 hereof), at the corporate offices of the Company at 16160 SW Upper Boones Ferry Rd., Portland, Oregon 97224, or at such other address as may be specified by the Company pursuant to Section 9 hereof, accompanied by payment of the Exercise Price (as defined herein) and any applicable taxes, either in cash in U.S. funds or by certified or official bank check in U.S. funds payable to the order of the Company. These Warrants are issued pursuant to the Unit Purchase Agreement between the Company and the above-named Warrantholder dated as of June ____, 1999 (the "Unit Purchase Agreement").
Section 1. Exercise Price. Each Warrant entitles the Warrantholder to purchase one share of Series A Preferred Stock for U.S. $7.00 (the "Exercise Price"), subject to adjustment as provided herein. Section 2. Expiration. All Warrants not theretofore exercised shall expire at 5 p.m., U.S. Pacific Time, on _________, 2004 (the "Expiration Date"). Section 3. Adjustments of Number and Kind of Shares Purchasable and Exercise Price. The number and kind of securities or other property purchasable upon exercise of a Warrant shall be subject to adjustment from time to time upon the occurrence, after the date hereof, of the following events:
      3.1 If the outstanding shares of Series A Preferred Stock are divided into a greater number of shares or a dividend in Series A Preferred Stock is paid on the Series A Preferred Stock, the number of shares of Series A Preferred Stock issuable on exercise of the Warrants shall be proportionately increased and the Exercise Price in effect immediately prior to such subdivision or at the record

                                      1-25
date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced; and, conversely, if the outstanding shares of Series A Preferred Stock are combined into a smaller number of shares of Series A Preferred Stock, the number of shares of Series A Preferred Stock issuable upon exercise of the Warrants shall be proportionately reduced and the Exercise Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. The increases and reductions provided for in this subsection 3.1 shall be made with the intent and, as nearly as practicable, the effect that neither the percentage of the total equity of the Company issuable on exercise of the Warrants nor the price payable for such percentage upon such exercise shall be affected by any event described in this subsection 3.1.
      3.2 No adjustment of the Exercise Price will be made if the amount of the adjustment is less than U.S. $.0l per share, but in that case any adjustment that would otherwise be required to be made will be carried forward and will be made at the time of and together with the next adjustment of the Exercise Price which, together with any adjustment carried forward, amounts to U.S.
$.01 per share or more.
      3.3 In case of any change in the Series A Preferred Stock through merger, consolidation, reclassification, reorganization, partial or complete liquidation, or other change in the capital structure of the Company (not including a combination of shares or the issuance of additional shares of Series A Preferred Stock by the Company by stock split or stock dividend), then, as a condition of the change in the capital structure of the Company, provision shall be made so that the holder of this Warrant Agreement will have the right thereafter to receive upon the exercise of the Warrants the kind and amount of shares of stock or other securities or property to which such holder would have been entitled if, immediately prior to such merger, consolidation, reclassification, reorganization, recapitalization, or other change in the capital structure, such holder had held the number of shares of Series A Preferred Stock issuable upon the exercise of the Warrant. In any such case, appropriate adjustment shall be made in the application of the provisions set forth herein with respect to the rights and interest thereafter of the Warrantholder, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the exercise of the Warrants. The Company will not permit any change in its capital structure to occur unless the issuer of the shares of stock or other securities to be received by the holder of this Warrant Agreement, if not the Company, agrees to be bound by and comply with the provisions of this Warrant Agreement.
      3.4 When any adjustment is required to be made in the number of shares of Series A Preferred Stock, other securities, or property purchasable upon exercise of the Warrants, the Company shall promptly determine the new number of


                                      1-26
shares or other securities or property purchasable upon exercise of the Warrants and (a) prepare and retain on file a statement describing in reasonable detail the method used in arriving at the new number of shares or other securities or property purchasable upon exercise of the Warrants and (b) cause a copy of such statement to be mailed to the Warrantholder within 30 days after the date when the event giving rise to the adjustment occurred.
      3.5 No fractional shares of Series A Preferred Stock or other securities shall be issued in connection with the exercise of any Warrants, but the Company shall pay, in lieu of fractional shares, a cash payment therefor on the basis of the fair market value of the Series A Preferred Stock or other securities on the business day immediately prior to the exercise. "Fair market value" of the Series A Preferred Stock or other securities the fair market value thereof as determined by the Board of Directors of the Company, which determination shall be conclusive.
      3.6 Notwithstanding anything herein to the contrary, there shall be no adjustment made hereunder on account of the sale and issuance of the shares of Series A Preferred Stock or other securities purchasable upon exercise of the Warrants. Section 4. Rights of Warrantholder as Stockholder. No holder of this Warrant Agreement shall, as such, be entitled to vote, receive dividends, or be deemed the holder of Series A Preferred Stock or any other securities of the Company that may at any time be issuable on the exercise hereof for any purpose whatever, nor shall anything contained herein be construed to confer upon the holder of this Warrant Agreement, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof or give or withhold consent to any corporate action (whether upon any matter submitted to stockholders at any meeting thereof or otherwise) including, without limitation, giving or withholding consent to any merger, recapitalization, issuance of stock, reclassification of stock, exchange of stock, consolidation or conveyance, or to receive notice of meetings or other actions affecting stockholders or to receive dividends or subscription rights or other distributions. Section 5. Payment of Certain Taxes and Charges. The Company shall not be required to issue or deliver any certificate for shares of Series A Preferred Stock or other securities upon the exercise of Warrants evidenced by this Warrant Agreement or to register the transfer of the Warrants evidenced hereby until any applicable transfer tax and any other taxes or governmental charges that the Company may be required by law to collect in respect of such exercise or transfer shall have been paid, such tax being payable by the holder of this Warrant Agreement at the time of surrender for exercise or transfer.
Section 6. Registration Rights.
      6.1 Piggyback Rights. The Company has in the Unit Purchase Agreement granted certain registration rights to the Purchaser named therein or an affiliated holder of Series A Preferred Stock or shares of Common Stock of Agritope issuable upon conversion of Series A Preferred Stock, other than shares that are not "restricted securities" for purposes of Rule 144 promulgated under the 1933 Act (the"Eligible Shares"). If, pursuant to such registration rights, the Company is obligated to prepare a registration statement covering such shares, the Company will give written notice of such proposed registration to all holders of Warrants issued in connection with the Unit Purchase Agreement. If one or more of such Warrantholders notifies the Company within 10 days after the effective date of the notice sent by the Company to the Warrantholders that they would like all or any of the shares of Common Stock issued or issuable upon exercise of these Warrants (the "Warrant Shares") to be included in the proposed registration, the Company will include such Warrant Shares in the registration.
      6.2  Application  of  Registration  Rights  Provisions.  The provisions of
Article V of the Unit Purchase Agreement shall govern any registration of shares pursuant to Section 6.1 hereof, and the signature of the Warrantholder hereto signifies its agreement to be bound by such provisions. 7. Transfer and Exchange.
      7.1 Transfer. This Warrant Agreement is transferable on the registry books of the Company subject to the restrictions on the first page hereof and in Sections 7.3 and 7.4 hereof. Any transfer will be effected by an Assignment Agreement in the form of Appendix 2 hereto, and the assignee shall agree to be bound by the terms of this Warrant Agreement. The Company may deem and treat the person or entity in whose name this Warrant Agreement is so registered as the absolute owner hereof (notwithstanding any notation of ownership or other writing thereon made by anyone other than the Company) for all purposes whatever, and the Company shall not be affected by any notice to the contrary.
      7.2 Exchange. Subject to the provisions of Sections 7.3 and 7.4 hereof and the restrictions on the first page hereof, this Warrant Agreement is exchangeable at the principal office of the Company for Warrant Agreements to purchase the same aggregate number of shares of Series A Preferred Stock as are purchasable hereunder, each new Warrant Agreement to represent the right to purchase such number of shares as the Warrantholder shall designate at the time of such exchange.
      7.3 Securities Act of 1933. The Warrantholder, by acceptance hereof, agrees that this Warrant Agreement and the shares of Series A Preferred Stock issued or issuable upon exercise of this Warrant Agreement may not be offered or sold except in compliance with the 1933 Act and applicable state securities laws. The Warrantholder consents to the Company making a notation on its records and on the certificates for any shares of Series A Preferred Stock issued upon exercise hereof in order to implement such restriction on transferability.

                                      1-27

      7.4 Minimum Warrant Agreement Amount. Notwithstanding the provisions of Sections 7.1 and 7.2 hereof, the Company shall not be required to issue a Warrant Agreement for Warrants covering less than 25,000 shares of Series A Preferred Stock, except in the case of a partial exercise by the Warrantholder of this Warrant Agreement that leaves Warrants exercisable to purchase less than such number of shares that are to remain registered in the name of the exercising Warrantholder, and any subsequent partial exercise, transfer or exchange of such Warrant Agreement. Section 8. Holdback Agreement. The Warrantholder shall not, without the prior written approval of the Company and an underwriter of the Company's securities, sell or otherwise transfer or dispose of any Warrants or Warrant Shares for a period of time starting at receipt of written notice from the Company that it intends to sell securities to the public generally and ending 90 days after the effective date of the applicable registration statement; provided, however, that all executive officers and directors of the Company are similarly bound. Section 9. Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, by facsimile, by international courier service, or by registered mail, airmail postage prepaid, return receipt requested, to: (a) the Company at 16160 SW Upper Boones Ferry Rd., Portland, Oregon 97224, U.S.A., Attn:
Secretary, or at such other addresses as may be specified by the Company by notice given to the Warrantholders in accordance with this Section 9, and (b) to the Warrantholders at the addresses set forth in the registry books of the Company referred to in Section 7.1 hereof, or such other addresses as may be specified by the Warrantholders by notice given to the Company in accordance with this Section 9. Any notice, request or other communication (other than an Election to Exercise Warrants) given by registered airmail shall be deemed given 10 days after the mailing date; notices, requests or other communications given in any other manner and any Election to Exercise Warrants shall be deemed given when received. Section 10. Amendment. This Warrant Agreement may be amended or its provisions waived only by an instrument in writing signed by the Company and the Warrantholder. Section 11. Certain Definitions. Rules 9.02(o) and 9.02(p) of Regulation S promulgated under the 1933 Act defining "U.S. person" and "United States," respectively, are set forth in Appendix 3. Section 12. Law Governing. This Warrant Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, without giving effect to choice of laws principles thereof. Dated: _____________, 1999. AGRITOPE, INC. By__________________________ Title________________________

The undersigned Warrantholder agrees to be bound by the terms hereof. By______________________________
Title____________________________



                                      1-28

                            APPENDIX 1
                                to
                         Warrant Agreement
                   ELECTION TO EXERCISE WARRANTS [NOTE: Unless the transaction has been registered under the Securities Act of 1933, as amended (the "1933 Act"), or is exempt from registration thereunder, this Election to Exercise Warrants must be executed, and the Warrant Shares must be delivered, outside of the U.S., its territories and possessions.] To: Agritope, Inc. 16160 SW Upper Boones Ferry Rd. Portland, Oregon 97224 The undersigned hereby exercises Warrants represented by the attached Warrant Agreement for ____________ shares of Series A Preferred Stock of Agritope, Inc. (the "Warrant Shares"), and tenders payment herewith in the amount of U.S. $_____________ in accordance with the terms thereof. The undersigned hereby certifies that (mark one of the two responses below):
      _____(i) It is the sole beneficial  owner of the Warrants being exercised,
           (ii) it is not a U.S. person, as defined in Appendix 3 to the attached Warrant Agreement and within the meaning of Regulation S promulgated by the U.S. Securities and Exchange Commission pursuant to the 1933 Act, and (iii) it is not exercising Warrants for the benefit of any U.S. person.
      _____The  transaction  in which the Warrant  Shares will be delivered upon exercise of the Warrant has been registered under the 1933 Act or is exempt from registration thereunder and Agritope, Inc. has been provided with a written opinion of counsel to that effect. A legal opinion regarding the registration of the transaction will be obtained at the expense of Agritope, Inc. by its designated legal counsel upon notice of exercise of the Warrant Agreement by the Warrantholder at any time during the effective period of a registration statement covering the transaction; any other legal opinion shall be the responsibility of the Warrantholder.
Please deliver the certificate and a new Warrant Agreement for the unexercised Warrants, if any, to the Warrantholder at:
===========================
---------------------------
Signed:
Warrantholder:
----------------------------
      [Name of Warrantholder must be identical to name shown in the registry books of the Company; signature must be guaranteed by a bank or brokerage firm doing business in the U.S.]
By _________________________
Title ________________________
Dated:____________________________
Address: __________________________
       ---------------------------

                                      1-29

                            APPENDIX 2
                                to
                         Warrant Agreement
                        FORM OF ASSIGNMENT
[NOTE:  Unless the transaction  has been registered  under the 1933
Act or is exempt  from  registration  thereunder,  this  Assignment must be executed,  and the  re-issued  Warrants  must be delivered, outside of the U.S., its territories and possessions.]
FOR  VALUE  RECEIVED,  the  undersigned  registered  owner  of this
Warrant  Agreement  hereby  sells,  assigns  and  transfers  to the
Assignee(s)  named  below  all of  the  rights  of the  undersigned under the  attached  Warrant  Agreement,  with  respect to Warrants for the  number of shares  of  Series A  Preferred  Stock set forth below:
Name of Assignee: ...________________________
Address:             ________________________
                     ------------------------
No. of Shares*            _________________________
*Please  note  that  the  minimum  denomination  in  which  Warrant
Agreements  may be issued is  25,000  shares of Series A  Preferred
Stock.
Signed by the Warrantholder:
---------------------------------
      [Name of Warrantholder must be identical to name shown in the registry books of the Company; signature must be guaranteed by a bank or brokerage firm doing business in the U.S.]
By ______________________________
Title _____________________________
Dated:____________________________
Address: __________________________
       ---------------------------
The  undersigned  Assignee  agrees  to be  bound  by the  terms  of the  Warrant
Agreement.
By______________________________
Title____________________________



                                      1-30

                            APPENDIX 3
                                to
                         Warrant Agreement

Set forth below is the text of Rule 902(o) promulgated under the 1933 Act which defines "U.S. person" as follows:
(o)   U.S. Person.

           (1)  "U.S. person" means:

                (i)  Any natural  person  resident in the
           United States;

                (ii) Any partnership or corporation organized or incorporated under the laws of the United States;

                (iii)Any estate of which any executor or administrator is a U.S. person;

                (iv) Any trust of which any trustee is a U.S. person;

                (v) Any agency or branch of a foreign entity located in the United States;

                (vi) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

                (vii)Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

                (viii) Any partnership or corporation if: (A) Organized or incorporated under the laws of any foreign jurisdiction; and (B) Formed by a U.S. person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Act (ss.230.501(a) of this chapter)) who are not natural persons, estates or trusts.

           (2) Notwithstanding paragraph (o)(1) of this section, any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States shall not be deemed a "U.S. person."

           (3) Notwithstanding paragraph (o)(1) of this section, any estate of which any professional fiduciary acting as executor or administrator is a U.S. person shall not be deemed a U.S. person if:

                                      1-31

                (i) An executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

                (ii) The estate is governed by foreign law.

           (4) Notwithstanding paragraph (o)(1) of this section, any trust of which any professional fiduciary acting as trustee is a U.S. person shall not be deemed a U.S. person if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person.

           (5) Notwithstanding paragraph (o)(1) of this section, an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a U.S. person.

           (6) Notwithstanding paragraph (o)(1) of this section, any agency or branch of a U.S. person located outside the United States shall not be deemed a "U.S. person" if:

                (i)  The  agency or branch  operates  for
           valid business reasons; and

                (ii) The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

           (7) The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be deemed "U.S. persons."

Set forth below is the text of Rule 9.02(p) promulgated under the 1933 Act which defines "United States" as follows:
(p) "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

                                      1-32

                          AMENDMENT NO. 1
                    TO UNIT PURCHASE AGREEMENT

      This is Amendment No. 1, dated September 16, 1999 (this "Amendment"), to the Unit Purchase Agreement, dated June 30, 1999 (the "Unit Purchase Agreement"), between Agritope, Inc., a Delaware corporation ("Agritope") and Vilmorin Clause & Cie, a French corporation ("Purchaser").

                       W I T N E S S E T H:

      WHEREAS, Agritope and Purchaser have agreed to amend the Unit Purchase Agreement, subject to the terms and conditions of this Amendment;

      NOW, THEREFORE, Agritope and Purchaser hereby agree as follows:

1.    Definitions

      Capitalized terms used but not defined herein are used as defined in the Unit Purchase Agreement.

2.    Amendments to the Unit Purchase Agreement.

      (a) Section 1 of the Unit Purchase Agreement is hereby amended and restated in its entirety to read as follows:

        "  1.   Number of Units:    125,000

      (b) Section 2 of the Unit Purchase Agreement is hereby amended and restated in its entirety to read as follows:

        "  2.   Total  Purchase   Price  at  U.S.   $20.00  per
        Unit:    U.S. $2,500,000

      (c) Section 4 of the Unit Purchase Agreement is hereby amended and restated in its entirety to read as follows:

        "  4.   Waiver  of  Preemptive  Rights:  Subsequent  to its
                ------------------------------
                purchase of Units hereunder,  Purchaser  intends to
                sell 37,500 of such Units to Hazera  Quality  Seeds
                Ltd.,    an   Israeli    corporation    ("Hazera").
                Purchaser, as the current holder of all issued shares of Series A Preferred Stock, hereby waives any and all preemptive rights to the extent the same may be applicable (including those described in Section 7 of the Certificate of Designation, Preferences and Rights of the Series A Preferred
                Stock of Agritope, Inc.) with respect to such sales to Hazera, and hereby consents to such sales."

      (d) A new Section 6 shall be added to the Unit Purchase Agreement to read in its entirety as follows:

        "  6.   Third Party  Beneficiary:  Agritope  and  Purchaser
                specifically intend that Hazera shall benefit from and have the right to enforce the registration rights provided in Article V of Exhibit A to this Unit Purchase Agreement."


                                      1-33

3. Amendments to Exhibit A to the Unit Purchase Agreement.

      (a) Section 1.1 of Exhibit A to the Unit Purchase Agreement is hereby amended and restated in its entirety to read as follows:

"1.1  Sale of Units

      Upon the terms and conditions of this Agreement, Agritope shall issue and sell the Units to Purchaser and Purchaser shall purchase the Units from Agritope for the total purchase price listed on the cover page (the "Purchase Price"). Following such purchase of Units by Purchaser, Purchaser intends to sell 37,500 of such Units (the "Hazera Sale") to Hazera Quality Seeds Ltd., an Israeli corporation ("Hazera")."

      (b) Section 4.1 (d) of Exhibit A to the Unit Purchase Agreement is hereby amended and restated in its entirety to read as follows:

           "(d) Investment Intent. Except in connection with the proposed Hazera Sale, Purchaser is acquiring the Preferred Shares and the Conversion Shares for Purchaser's own account and not on behalf of any other person. Except in connection with the proposed Hazera Sale, Purchaser is not acquiring the Preferred Shares or the Conversion Shares with a view to distribution or with the intent to divide Purchaser's participation with others by reselling or otherwise distributing the Preferred Shares or the Conversion Shares, either directly or indirectly through a sale of its own capital stock."

      (c) Section 5.2 of Exhibit A to the Unit Purchase Agreement is hereby amended and restated in its entirety to read as follows:

"5.2  Requested Registration

      If Agritope shall be requested by Purchaser, Hazera or an affiliated holder of Series A Preferred Stock or Eligible Shares of any such person to effect a registration under the 1933 Act covering the Eligible Shares, Agritope shall promptly give written notice of such proposed registration to all persons who purchased Series A Preferred Stock from Agritope. Any holders of Series A Preferred Stock who wish to participate in the offering must respond within 10 days after receipt of such notice. Upon such a request, Agritope shall as expeditiously as possible use its best efforts to file a registration statement (the "Registration Statement") under the 1933 Act with respect to the resale of Eligible Shares. If the request is made at a time when Agritope is not eligible to use Form S-3, Agritope shall use its best efforts to file the Registration Statement with respect to the Eligible Shares which Agritope has been requested to register (a) in such request and (b) in any response to such notice received by Agritope, within 60 days after the date by which holders must respond to Agritope's notice. If the request is made at a time when Agritope is eligible to use Form S-3, the Registration Statement shall be filed with respect to all Eligible Shares as expeditiously as is practicable. Agritope shall have an obligation to file a Registration Statement under this Section 5.2 only once, except that if the Registration Statement filed is not on Form S-3, and is not filed with respect to all Eligible Shares, Agritope shall have an obligation to file a Registration Statement on Form S-3 with respect to the remaining Eligible Shares if a later request is made under this section at a time when Agritope is entitled to use Form S-3."

      (d) Section 9.13 of Exhibit A to the Unit Purchase Agreement is hereby amended and restated in its entirety to read as follows:

                                      1-34

"9.13 No Third-Party Beneficiaries

      Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person or entity other than the parties hereto and their respective successors and permitted assigns, specifically including, without limitation, Hazera with respect to the registration rights provided under Article V hereof."

3.    Miscellaneous

      Except as expressly amended and restated hereby, the Unit Purchase Agreement is hereby reaffirmed and remains in full force and effect. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment. This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This Amendment shall be governed by and construed in accordance with the substantive law (but not the conflict of law rules) of the State of Oregon.

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective duly authorized representatives as of the date first above written.

AGRITOPE:                      AGRITOPE, INC.



                               By:_/s/_____________________________
                                    Adolph J. Ferro
                               Its: President and Chief Executive Officer


PURCHASER:                     VILMORIN CLAUSE & CIE


                               By:/s/_____________________________
                                    Pierre Lefebvre
                               Its: Chief Executive Officer




                                      1-35

EX-99.2
Hazera Letter Agreement







               [Letterhead of Vilmorin Clause & Cie]


                        22 September, 1999


Hazera Quality Seeds Ltd


Dear Sirs,

                    Re: Unit Purchase Agreement


We hereby confirm our undertaking as follows:

1. To purchase on your behalf 37,500 units (the "Units"), each consisting of four shares of Series A Preferred Stock, US $0.01 per share, of Agritope, Inc. and one five-year warrant to purchase one share of such Series A Preferred Stock at an exercise price of US $7.00 per share, all in accordance with the terms specified in the Unit Purchase Agreement to be signed with Agritope, Inc. (the "Purchase") in consideration of US $750,000.

2. To act on your behalf in connection with the Purchase and to register said shares and warrants in accordance with your request.

3. To act as your trustee with regard to the Units and transfer them to order upon your first demand.

4. Should we not reach an understanding regarding the implementation of our joint transaction with Agrinomics LLC, said US $750,000 will be returned to you and we shall obtain ownership in the Units.


                                       /s/
                                    Vilmorin Clause & Cie SA

                                    Pierre Lefebvre, CEO

                                      2-1

EX-99.3
Joint Filing Agreement




                      JOINT FILING AGREEMENT

      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed counterparts and each of such counterparts taken together shall constitute one and the same instrument.

      Dated:  October 8, 1999

                                  VILMORIN CLAUSE & CIE



                                  By: _/s/__________________________
                                    Name:    Pierre Lefebvre
                                     Title:  CEO

                                  GROUPE LIMAGRAIN HOLDING S.A.



                                  By: _/s/__________________________
                                    Name:    Pierre Lefebvre
                                     Title:  Deputy CEO

                                  SOCIETE COOPERATIVE AGRICOLE
                                    LIMAGRAIN



                                  By: _/s/__________________________
                                    Name:    Pierre Pagesse
                                     Title:  President


                                      3-1